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                                         Filed by Westport Resources Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                          Subject Company: Belco Oil & Gas Corp.
                                                  Commission File No.: 001-14256

The following conference call transcript was made by Westport Resources Corporation on August 13, 2001.

         OPERATOR: Good morning. My name is Syhanna (PHONETIC) and I will be your conference facilitator today. At this time I would like to welcome everyone to the Second Quarter Financial and Operational Reports Conference Call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press the number one on your telephone keypad, and questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key. Thank you. Mr. Wolf, you may begin your conference.

         WOLF: Thank you, Operator. We want to welcome each of you to our second quarter financial and operational review. Lon McCain will be reviewing our financial results for the quarter. Barth Whitham will cover the operational update, and I will have some comments towards the end of the call with respect to our proposed merger with Belco Oil & Gas. I need to remind you before we start that we will be sharing opinions, forecasts, projections, and these are forward-looking statements, that we believe to be correct, but can give no assurance as to the fact that in fact they will turn out to be correct in the future.


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Lon, I think we'll turn this over to you right now to review the financial numbers before we get into the operational review.

         MCCAIN: Thank you, Don. Good morning everyone. I just want to take a couple of minutes and just give the highlights from the second quarter. As you can see from the press release and the information contained therein, we continue to have strong financial results with revenues up about 27% from the prior year period to nearly $68 million versus $53 million a year ago. That's on production of about 16.2 Bcfe - led to EBITDAX of $52.4 million and resulted in cash flow of $53.2 million or about $1.34 per share. Net income for the quarter reflected the strong results with net income at $16.7 million or 43 cents per basic share non-diluted. And we continue to have good success in controlling our costs, our cash costs. We're at a little less than $1.00, about 91-92 cents per Mcfe compared to about $1.00 in the previous quarter. Obviously, one of the drivers in the quarter were prices. Oil and gas prices averaged - oil prices were $27.98 nearly $28.00 a barrel in the first quarter - rather the second quarter. And the gas prices - about $4.80 per Mcfe. With that, I think that kind of gives you the highlights of the quarter from a financial standpoint. I think I'll turn it over to Barth and let him review the operational results.

         WHITHAM: We ended the quarter in June with a production rate of nearly 200 million a day, 120% - 115% increase in rate over the end of the quarter last year. The production - we did suffer some production interruptions. In April and May, we had about 480 million of shut-in production, predominantly in the


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Gulf of Mexico as we upgraded some compression facilities in our West Cameron area and had some pipeline maintenance, but came back on to a full production stream, our expected rate there in June, and have continued it into the third quarter. We have seen a little bit of continued plant and pipeline pressure in our coalbed methane area, although we are actively drilling both our shallow and introduced our rig and deep program, the Wall and Kennedy Deep Program, in the Bonepile area, and continue to increase production in that coalbed methane program. The mid-year reserve report with the revised SEC pricing from $9.50 to $3.22, we replaced 120% of production, adding 38.4 Bcfe and 111 wells that we participated in in the first half, and produced 32.2 Bcfe over the same time period. Onshore, we continued to be active in North Dakota in two horizontal drilling plays. During the second quarter we added 15 wells in that play, all successfully, and continued with seven operated rigs running onshore and three operated wells drilling in the Gulf of Mexico. In the onshore, the two North Dakota plays continue as we add a fourth round, a drilling program in the northern Wiley area, and continue with partners in operated and non-operated rig in the southern Fryburg area. In west Texas, the Permean area, we've drilled eleven wells in a lease where we are moving towards the waterflood in the Howard Glasscock field, and have added eleven successful wells to that program, and continue to have one rig running and are picking up a second rig in the third quarter. The southwest Wyoming drilling program continues. That rig's moved around and just on a drilling well within the Echo Springs


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unit now, and will be moved back between Standard Draw and Echo Springs throughout the remainder of the year. And in the non-operated wells, we continue to run rigs in north Louisiana, North Dakota, the Gulf of Mexico and southwest Wyoming - two non-operated rigs there, one in a development program, one in an exploratory program. Capital budgets - we are 45% of projected budget for the year, at the end of the second quarter having spent $77 million of the projected $170. That onshore program included exploration success in southwest Wyoming in a Triton well that we're completing at this time, and a rig that is running in a unit - the Gerhig unit. Offshore production - you saw that we brought on some production platforms middle to late second quarter. The East Cameron 104 production commenced the second week of June. The West Cameron 370 complex was brought on in late May, and you saw the exit rate there at the end of the second quarter of 198 million per day. The Eugene Island 45, number one well, also was added to production in June, and that was the production adds for the second quarter. We did end up dry holing two wells in the exploratory program in the Gulf of Mexico, and added a successful well in the Cameron 322 complex. At this time, four of our significant exploratory wells are in a drilling phase, and we should have the results for you in the third quarter.

         WOLF: Okay. Thank you, Barth. I might just make a few comments. You saw at the bottom of our press release, our reference to our Belco merger. A shareholder vote is scheduled for August 21st, so we're moving towards the culmination of that


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transaction. We believe this is a very nice transaction for Westport, really for both companies. It does create a size and scale, a growth pattern that we have embarked upon since we initiated our IPO. We have stated consistently that acquisitions, exploitation, exploration are the fundamental drivers of this company. This is a large acquisition or combination that allows us to use our balance sheet more effectively, and creates a top 20 independent. We now have reserves of over a trillion cubic feet combined, production rate 350 to 360 a day on a combined basis, strong EBITDAX and enterprise value of something in excess of a billion and a half. It does a number of things for us, including really allowing us to develop our core areas well. We will have three offices and our property split up among those three offices, being Denver, Dallas and Houston, with a good set of assets, good personnel, depth in every area in each of these business units. It adds a number of probable and possible drilling opportunities - 500 Bcf from the Belco transaction in addition to the three to four hundred Bcf that Westport had. So it does give us a large inventory of opportunities to select from to high-grade, to accelerate. And we're looking forward to having a solid set of assets to be able to allocate capital within.
In addition, there are a number of exploration projects. The Belco transaction did increase substantially our exposure in western Wyoming in the gas provinces that we were building and generating standalone in Westport. This combination gives us great exposure to this high potential area in the U.S. as far as future gas reserves. From a


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human resources point of view, we're very pleased to have Grant Henderson joining the company as Executive Vice President and Manager of the Dallas business unit. We think Grant's going to make a big contribution to the overall direction and strategy of the company. And so we're moving ahead towards working on our budgets for next year. Combined personnel are working together to high-grade and identify opportunities. So I think at this time I will open the conference call to questions. I'm sure you will have a number of them, and we'll attempt to be responsive. Operator?

         OPERATOR: At this time, if you would like to ask a question, please press the number one on your telephone keypad. Your first question comes from Phil Pace.

         PACE: Hey, guys, how are you doing this morning?

         WOLF: Great, Phil.

         PACE: I'd like the details on a couple of things. One is when do you think you're going to have a better idea of the outcome of the deeper play up in the coalbed methane? And could you give me a sense for what you expect out of East Cameron 369 and also the Mississippi Canyon 322 as those things come on line?

         WHITHAM: The deep drilling on the coalbed program, we've started our deeper drilling program over in that Bonepile area and we just moved onto the first well, kind of modified a little bit of the completion procedure because we're drilling through the developed WyoDak, and in the second well we're actually coring both of the deeper coals. Completion rates on the first coal were tested and the two coals independently before we go to


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a combined rate completion in that area. So I guess end of third quarter we would have a little bit of desorption data for you and a little bit of what initial production looks like, at least dewatering in the deeper coal has varied quite a bit depending on where you are at on the eastern plank of the basin, but we have some permeability and we'll have relative transmissability data into third quarter for you on that, but have a rig contract in order to drill continuously in that program in the Bonepile area before we work over to the western side of the basin. The Mississippi Canyon, both of those wells have been set up as subseas. The way we're working through our completion right now, it is probably premature to project our rate on that. We're looking - we've scheduled that production as on-line in the first quarter of '02. East Cameron-369, we've also scheduled - looking at our current tag rate on development, it's scheduled to come on-line the first quarter of '02.

         PACE: You said 25 b's?

         WOLF: Proved and probable - about that.

         PACE: Okay. And what about reserve size? Any way Mississippi Canyon - it's tough to tell without some performance or ?

         WHITHAM: I think it's a little bit tough to tell about performance. If you looked at - if you saw the way that was split up, we've completed two separate reservoirs the way that a fault there set up. We tested three of those different anomalies, two of them successfully. It's probably premature to put reserves to it, but are feeling good about the way the


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seismic interpretation came out. We've tested successfully two of the upper anomalies that we had.

         PACE: What's the cost to get them on-line?

         WHITHAM: I'll look it up and call you with it, Phil, or I'll push it out. Walter is the operator there and we have a working interest partners meeting to try to come up with what we would have as full cycle costs, and let me get that for you.

         PACE: Okay. Thanks, guys. Nice quarter.

         OPERATOR: Your next question comes from Paul Leibman.

         LEIBMAN: Good morning everybody. The realized gas was $4.26 that you reported was well below what we had forecast. I'm wondering if there was anything unusual, vis-a-vis, differentials or something that we need to be aware of. And also I'm a little confused about the text in the press release where you discuss the effect of hedging. It looks like you had a hedging loss in the second quarter and a gain in the first quarter. And that just seems at odds with the direction of benchmark gas prices, particularly given the floors and ceilings that you have on your costless collars.

         WOLF: Well, while the guys are looking that up, Paul, it looks to me like from the press release that the hedging effect on the second quarter was a positive penny versus a loss a year ago.

         LEIBMAN: In the text it says, it reduced revenues by $4.9 million in the second quarter.

         MCCAIN: I think that's a prior period in 2000.

         LEIBMAN: So that would be the second quarter of 2001?


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         MCCAIN: Yes.

         WHITHAM: Actually, Paul, looking at my notes, the first quarter had a hedging loss of $1.6 million, and the second quarter was a gain of $600,000 or $.6 million.

         LEIBMAN: But what were those numbers again? What I'm looking for is really just the second quarter year over year.

         WOLF: Are you talking about the cash and the non-cash, Paul? The total hedging results?

         LEIBMAN: Whatever affected earnings and cash flow.

         ANDERSON: For the second quarter, there was a non-cash gain of $4.7 million. And the cash portion was a $400,000 gain.

         MCCAIN: Positive, right.

         LEIBMAN: Anyway, we can clarify that later. The text I think is a little confusing.

         WHITHAM: The other question you asked, Paul, was about gas prices. Because the actual NYMEX average for the quarter was $4.78 and we reported $4.26, there was basis change onshore that we have reflected when we rewrote the mid-year reserve report. But I think you saw some of the rising pressures onshore and some of the basis - particularly both Mid-continent and Rockies, and Rockies to a greater extent saw some basis increase in the second quarter. Specifically, you saw that in late May and June basis increase. Some of that has come back now, but that would change a little bit of that implied realized price for the second quarter from NYMEX to actual received.

         WOLF: But there were no unusual events from the point of view of marketing or contracts that affected that.


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         LEIBMAN: Okay. All right. That's all I have. Thanks.

         OPERATOR: Your next question comes from Dennis Roth.

         ROTH: Good morning. I just want to follow up on that previous comment because that section that he referred to is very confusing about the average prices. I think you left out a number there somewhere. You might want to review that paragraph. But I would like to know more importantly, going forward both through the end of this year and into `02, what percentage of your production of gas is hedged now, and how far out are you hedged?

         WHITHAM: Well, in '01 we would be slightly over 20% hedged on our gas production. '02 - let me look at my notes.

         WOLF: '02, of course, will be affected by the Belco hedges as well.

         WHITHAM: Our gas production is 8% hedged in '02.

         ROTH: Now does that imply that you think it's too soon to hedge the rest of your production because you think prices are going up?

         WHITHAM: What I gave you was the Westport Resources hedge.

         ROTH: Yes, I understand that.

         WHITHAM: Right. So when you combine our hedging with what we inherit from Belco, we become significantly more hedged as a percentage of production.

         ROTH: But are you projecting an increase in average gas prices next year as part of your planning at this point in time?

         WHITHAM: No, I think what we've tried to do is balance the amount of volume we had committed. Our collar in '02 is $4.50


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to $6.75 collar. And we've been typically in our hedging philosophy for defending part of our capital and capital program is '02 hedging gas in the greater than $3.50.

         ROTH: How is that again? You would hedge gas in excess of $3.50?

         WHITHAM: I think if you looked at the collars that we've put in place, the lowest collar we have was a $3.50 collar. Actually, our average collar internally for Westport Resources is a $4.50 floor, and then the protection goes up from there.

         ROTH: Okay. And that's based on 8% a year production for next year and inclusive of Belco?

         WHITHAM: Yes.

         ROTH: Okay. But do you think you're going to do more of that in the near term or are you going to wait and see what happens to gas prices?

         WOLF: What we have been doing is adding a few collars on our crude oil given the price of crude. But I don't think that we believe that this is the time to add significant more hedges on natural gas. We perhaps believe that we are either close to a bottom or there might be a more opportune time to add to our gas hedges.

         ROTH: Okay. Well, that was basically what I was trying to find out. Okay. Thank you.

         OPERATOR: Your next question comes from Jeff Robertson.

         ROBERTSON: Good morning, Don. I was wondering if you all could talk a little bit about the reserve adds. And up in North Dakota, Barth, with the results you had on the horizontal


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drilling, are those wells coming in as expected or better than expected? Are they adding new locations? Are you extending the reserves up there?

         WHITHAM: Yeah, actually that's been coming in - particularly in the Wiley field, better than we had originally modeled. That's a defined program where it's allowed us - we had two phases we originally designed in Wiley and we're now adding a fourth stage, extending that play - what would be down the structure. But probably the play with the most room to run based on acreage position we hold is that southern Fryburg/Mission Canyon horizontal drilling program. The two oldest wells in that program, a well of ours in the TR field, and the Hess well there which is just west of our unit, have - we've been able to expand that unit both easterly and southerly. There's a Canadian partner there that's had significant success as ours. Those wells don't have flashy IP's. They've IPed from 180 to about 280 barrels per day. What we have seen up there, particularly where the wells aren't tightly spaced, the annualized decline rates have been less than 10% as those wells have seen a significant pressure support, and we're pretty happy with that program. It's actually twice expanded the halo of what we thought was reservoir quality rock, and we've now expanded that into an exploration unit that we formed, the Opal unit, that is another - almost a township east of where our original horizontal drilling program started. So we deemed that to be almost as - moved from the exploration category to exploitation. So far, every well has mechanically been successful. We've had - economically, two of


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the wells there are struggling. One of them we've had a little bit of a mechanical problem. We think we've recovered. And another well is just below what we thought were the deterministic reserves in place. So we deem that to be a real successful program.

         ROBERTSON: What are you seeing as costs up there? Are you seeing them come down a little bit, Barth?

         WHITHAM: There's a little bit of - just recently, a little bit of softening. We've locked in some of the rates that we were going to experience up there, but rates have climbed. We had some wells that were less than 1.2 million at the end of last year, early this year. We've had some completed well costs that were slightly below 1.4, 1.37. We've been able to manage costs because as we've gotten into that play, we think we've become a little more efficient at it, particularly on the completion evaluation and movement to production.

         ROBERTSON: Okay. Barth, in the Gulf of Mexico, do you all have, apart from what you brought on in June, do you have much that will come on here in the third quarter to contribute to production in the second half of this year?

         WHITHAM: No, I think you saw that we added some nice production there late in the second quarter. And when you look at the rest of the impact production that we've got, it really straddles the end of the year. And the way we've got it currently modeled, it's the first quarter '02 production.

         ROBERTSON: Okay. And lastly, with the exploration wells that you've got planned for the second half in the Gulf of


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Mexico, can you generalize or can you comment on what the timetable would be in the event of a discovery to when you might get some contributions from some of those wells?

         WHITHAM: Well, the West Cameron 180 A5 well, a pretty significant exploration well, is within the developed complex there that we call the 180 complex, the 198 well. We also have some additional drilling within that 180 complex that the infield facilities there would allow - when you look at our model for impact, there's some end of year production add that we could have there. But when you look at the High Island 197, it's in shallow water. Spinnaker is the operator. It's too early to determine there. I think the West Delta 143 water depth there and the way we've got it scheduled, we'll have results in the third quarter this year, and if everything would stay on schedule, we'd have production third quarter next year. It's got a one-year delay built into the start-up there. The High Island 84/85, it's typical to everything else we had in our model. The way we've modeled it, it's got a nine-month start-up phase from evaluation. We're drilling there but haven't got to our pays. We're above the K1 still.

         ROBERTSON: Okay. And South TIM 316 and Mississippi Canyon 489, do you expect to get started in the third quarter or the fourth quarter?

         WHITHAM: The South TIM 316, we think it's a third quarter well and it's on the shelf though it has a little shorter turnaround. Mississippi Canyon 489, it's Unocal operated, and


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I'd be guessing a little bit. It's still undetermined whether we would be third or fourth on it.

         ROBERTSON: Okay. Is there much chance that either one of those wells would slip into next year?

         WHITHAM: South TIM 316, we already kind of built into our schedule. Mississippi Canyon 489, that one could.

         ROBERTSON: Okay. And, Don, one last question I guess. Is it kind of a strategy on how you all are going to run your Gulf of Mexico business with the bigger company? Are you looking at keeping larger interests in some of the prospects you are generating?

         WOLF: Jeff, I think as a percentage of total budget, we intend to want to stay in the 30-35% towards exploration. And to some degree, the interest in the Gulf - we do have room to increase our interest if we wish to. It's a function of the depth of the opportunity and the drilling inventory we have. At this stage, we have monitored our working interest such that we don't have more than about $4 million exposed in any one prospect. I think the more than doubling of our size and our cash flow gives us the opportunity if we want to slightly increase our exposure, but I don't see that going up to eight or ten million dollars a well. That I think puts too many dollars in any one prospect, but I could see it increasing to some degree, maybe up to six million, something like that. We're sort of evaluating the budget and the quality opportunities we have at the present time, and some of our risking and portfolio


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management work will sort of determine that as we go through this in the next thirty days.

         ROBERTSON: Okay. Thanks, Don.

         OPERATOR: Your next question comes from Greg Ripka (PHONETIC).

         RIPKA: Hi, how are you doing this morning?

         WOLF: Good, thank you.

         RIPKA: A quick question for you. What do you attribute the drop in cash costs per Bcf? What is that attributed to exactly?

         MCCAIN: Our G&A costs per Mcfe went down a couple of pennies. Our LOE costs were the biggest part of that which was four or five cents per Mcfe produced. I think we just attribute that to more efficiencies in the field and more economies of scale. We have some Gulf - some production coming on from the Gulf of Mexico that's fairly high rate production in the early life, and therefore has a low cash cost per Mcfe produced in the early part of its life.

         RIPKA: And another quick question for you here. Was it 18% or 8% of gas that is hedged for '02? I didn't hear that correctly.

         WHITHAM: It's 8% of Westport Resources gas for '02.

         RIPKA: Thank you very much.

         OPERATOR: Your next question comes from Jack Aydin. Mr. Aydin, your line is open. (NO RESPONSE)

         WOLF: Maybe Jack could get back on if there's another question.


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         OPERATOR: At this time, sir, there are no further questions.

         WOLF: All right, Operator. I guess if there are no further questions, we thank all of you for being a part of this conference call. We'll follow-up on some of these questions directly with those who asked them, where we've left things a little undefined. And on our next quarterly financial report, we'll be much more specific on our hedging situation so that we can clear up any of those questions. We look forward next time to have a combined company that will have entirely different numbers than we have this time. And appreciate your continued interest in Westport. Thank you all.

INVESTOR NOTICES

This conference call transcript includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning Westport's and the combined company's merger and strategic plans, expectations and objectives for future operations. All statements included in this conference call transcript that address activities, events or developments that Westport expects, believes or anticipates will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, production, cash flow and EBITDAX estimates, future financial performance and other matters. These statements are based on certain assumptions made my Westport based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Westport and Belco Oil & Gas Corp. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by Westport and Belco with the SEC in connection with the proposed merger. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Westport and Belco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents relating to Westport may also be obtained for free from Westport by directing such request to: Westport Resources Corporation, 410 Seventeenth Street, Suite 2300, Denver, CO 80202-4436, Attention: Investor Relations; telephone: (303) 573-5404; e-mail: lmccain@westportog.com.

Westport, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Westport's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4.